EXHIBIT 99.1

                                 COVER LETTER TO
                              ACCOMPANY PROSPECTUS


____________, 2002


Dear Investors:

We are pleased to provide you with the enclosed prospectus for the common stock of Nicolet Bankshares, Inc. The prospectus more fully describes the nature and purpose for the new offer of common shares.

We are extremely pleased with response of our customer base since Nicolet National Bank opened its doors on November 1, 2000. We are making 1,000,000 shares of Nicolet Bankshares, Inc. stock available in this offering in order to build upon the foundation we have established since our opening. 800,000 of these shares are being set aside to offer initially to our existing shareholders. We have determined to let an additional 200,000 shares be offered on a selective basis to new shareholders.

We are grateful for your interest and support. Please review the prospectus and give careful consideration to your participation.


Sincerely,



Robert B. Atwell
President



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